Suite 1000, 444 7th Avenue S.W.
Calgary, Alberta
T2P 0X8
Main: (403) 770-0333
Fax: (403) 668-5805
March 8, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentleman:

Re:	Trident Resources Corp. Request to Withdraw Registration Statement on Form S-1 (File No. 333-155268)
     Trident Resources Corp., a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), the Registration Statement on Form S-l (File No. 333-155268), including all amendments and exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 10, 2008 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule
477(a) of the Securities Act. The Company is seeking withdrawal of the Registration Statement because of changes to the Company’s financing plans and in connection with the Company’s insolvency proceedings under the Companies’ Creditors Arrangement Act (Canada) and the US Bankruptcy Code. No sales have been made or will be made pursuant to the Registration Statement.
     The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement are credited for future use.

March 8, 2011

     If you have any questions regarding this request for withdrawal, please contact William Rustum at Gibson, Dunn & Crutcher LLP, counsel for the Company. Mr. Rustum can be reached at (212) 351-4082.

Very truly yours, TRIDENT RESOURCES CORP.
By:	/s/ Todd Dillabough
Todd Dillabough
President, CEO and COO